Exhibit 99.55

PROTECH ANNOUNCES EXECUTION OF AN LOI TO ACQUIRE A PROFITABLE RESPIRATORY CARE BUSINESS IN THE MIDWESTERN U.S.

TARGET HAS $5 MILLION IN ANNUALIZED REVENUES AND WOULD EXPAND PROTECH’S OPERATING FOOTPRINT IN MIDWEST AND INCREASE ACTIVE PATIENT COUNT BY MORE THAN 3,000

Cincinnati, Ohio – August 11, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced it has executed a non-binding letter of intent (the “LOI”) to acquire a private respiratory care company in the Midwestern United States reporting unaudited trailing 12-month annual revenues of approximately $5 million, positive adjusted EBITDA, and positive net income.

Acquisition Details

The target company is a leader in the respiratory home care services industry in the Midwestern United States. The target will enhance Protech’s presence in the Midwest, including adding a significantly large new market, and would increase Protech’s active patient count by over 3,000. The target focuses on all aspects of home respiratory equipment with a detailed focus on non-invasive ventilation therapy and sleep devices with a large ALS and COPD patient base. The target has a high acuity respiratory program and provides non-invasive ventilation in a 90-mile radius. This program makes up just over one third of the target’s overall revenue and is also the fastest growing segment of its business. The CMS has removed non-invasive ventilators from the 2021 competitive bidding program, allowing for a clearer margin outlook. Protech feels strongly about bolstering its non-invasive ventilator volume as a percentage of its product mix given the strong market fundamentals. The target is well-entrenched in the community, with a strong, clinical services background that focuses exclusively on high-tech services, and Protech looks forward to leveraging this platform. The target has great diversification amongst referral sources, with no more than one source contributing 10%, and a very strong and diversified payor base, with minimal Medicare exposure. Furthermore, the target has a long recurring revenue cycle which fits hand in hand with Protech’s business model.

According to the LOI, Protech expects to close the acquisition for cash at a reasonable multiple that would immediately be accretive to EBITDA and net income. Closing of the acquisition is subject to final due diligence, final negotiation and execution of a definitive purchase agreement and all necessary approvals. Closing is anticipated to be within the next 30 days.

The acquisition is expected to increase Protech’s annual revenues by approximately $5 million. Leveraging existing infrastructure, Protech expects to achieve additional revenue generated from organic growth, cross selling and corporate synergies.

“We are thrilled to have executed an LOI to add a substantial Midwest based respiratory care provider to the Protech family," said Greg Crawford, Chairman and CEO of Protech. “The acquisition would be immediately accretive to Protech’s EBITDA and overall profitability and would continue to build scale on the top-line which has now reached a run-rate of $100 million. We are excited about the target’s diverse payor mix with minimal Medicare exposure, strong recurring revenue base, and product mix. We will use our operational expertise, leveraging our first-rate infrastructure to achieve profit growth through our integration platform. We will continue to be active on the acquisition front as we focus on increasing market penetration in our existing markets and adding new markets into the system.”

Chief Financial Officer, Hardik Mehta added, “We look forward to a potential closing on this exciting respiratory care company that strategically assists us in further penetrating the Midwest regions in which it serves and upon a successful closing will work diligently to integrate the business onto the Protech platform. Our acquisition pipeline is robust, which includes larger revenue opportunities that can assist the company to gain scale at an accelerated pace. As always, we will continue to be extremely prudent and decisive in our approach and focus on the right deal at the right consideration.”

Additional information will be released by the Company as it occurs. There can be no assurance that any acquisitions (including the particular acquisition contemplated herein) will be completed or the timing of any acquisitions.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company closing the acquisition and the anticipated financial impact of the acquisition on Protech’s financial results; closing of the acquisition within the next 30 days; the acquisition expected to increase Protech’s annual revenues by approximately $5 million; and the Company closing additional acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: receipt of all necessary approvals for the acquisition; the Company successfully completing the negotiation of a definitive purchase agreement and all closing conditions being waived or satisfied in a timely manner; the definitive purchase agreement being executed; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com